

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

May 4, 2007

Mr. Helge Lund, Chief Executive Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway

       Re: Statoil ASA
              Amendment No. 1 to Registration Statement on Form F-4
              Filed April 24, 2007
              File No. 333-141445

Dear Mr. Lund:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4 filed April 24, 2007

General

1.   We are in receipt of the proposed pro forma financial disclosure you provided to us by e-mail on May 4, 2007. We are currently reviewing the information and may issue additional comments in a separate letter.

2.   To the extent necessary, update your disclosure throughout the filing. We note that you have filed a number of Forms 6-K disclosing events that have occurred since the initial filing of the Form F-4 but that do not appear to have been reflected in the latest amendment.   For example, we note your April 27, 2007 announcement that you have entered into an acquisition agreement to acquire North American Oil Sands Corporation for CAD 2.2 billion. Please update your filing to describe this event and provide us an analysis of significance as contemplated by Rule 3-05 of Regulation S-X.

3.   We refer you to comment 4 in our letter dated April 16, 2007. As requested, please address the applicability to Statoil's, Hydro Petroleum's, and StatoilHydro's Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

    As requested, please advise us whether any of the technology, equipment and services Statoil and Hydro Petroleum have provided into Iran and Cuba have military uses. In this regard, please address specifically whether any of the technology or equipment, or component parts, are dual-use items.

Hydro Petroleum is exposed to foreign currency exchange rate fluctuations, page 24

4.   We note your response to prior comment 12. Please expand your disclosure to include the information you provided in response to the comment. Alternatively, provide a cross-reference to the location where the information can be found in the filing.

Quorom – Vote Required – Shareholders Entitled to Vote, page 26

5.   We note that the White Paper, "among other things," seeks authorization to vote for the merger. Please confirm that if any of these "other things" pertain to the merger or the companies and are material, then they have been disclosed in the prospectus.

The Merger, page 30

6.   We note your response to prior comments 20 and 22. Please revise to specifically identify, to the extent practicable, the "various considerations consistent with those relating to and described in its March 13, 2007 opinion," and describe any material changes to the superseded opinion that resulted from the events that "took place between December 18, 2006 and March 12, 2007."

Interests of Certain Persons in the Merger, page 52

Performance Payments, page 53

7. To allow comparison, please disclose the performance payments received by the named officers for the year 2005.

Estimated pro forma information related to oil and natural gas reserves, page 87

8. We have reviewed your response to prior comment number 33 and continue to believe that this information is material.   As previously requested, please expand your pro forma reserve information to include all disclosures required by SFAS 69, except for those identified in paragraphs 18 to 29 as of December 31, 2006.

Engineering

9. We note your response to our prior comment number 46. However, we continue to believe that information is material and should be disclosed in light of the fact that you incurred 2,001 million NOK in "transfer to development" costs in 2006.

    In this regard we also note that you already provide Industry Guide 2 information with regard to your exploratory wells. We also note Statoil provides such information in its disclosures.

 Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Mark Wojciechowski at (202) 551-3759 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director